January 17, 2025

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Benjamin Richie and Ms. Jane Park

Re: Caring Brands, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted December 20, 2024

CIK 0002020737

Dear Mr. Benjamin Richie and Ms. Jane Park:

Please find below our responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated January 6, 2025 (the “Comment Letter”) relating to the Amendment No. 1 to the draft registration statement on Form S-1, which was submitted to the Commission by Caring Brands, Inc. (the “Company” or “we”) on December 20, 2024.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated in bold.

We have also updated the Registration Statement on Form S-1 (“Registration Statement”) which is submitted to the Commission simultaneously together with this letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted December 20, 2024

Prospectus Summary Company Overview, page 1

1.	We note your revised disclosure in response to comment 2, which we reissue in part. We refer to your disclosure on page 1 that Photocil was briefly launched in the United States prior to its Q3 2022 commercial launch in India as a treatment for vitiligo and psoriasis. However, you also disclose that Photocil entered the U.S. market in Q4 2022 on Amazon and was subsequently removed from the U.S. market on Q2 2023. Please revise to clearly state when Photocil was launched in the United States, why Photocil was removed from the U.S. market in Q2 2023, and whether the product’s formulation has been changed since its removal in 2023.

Response: We acknowledge the comment and respectfully advise the Staff that we have revised the relevant disclosures to provide clarification. The disclosure in the Registration Statement now reads as follows (changes are underlined):

“Prior to its Q3 2022 commercial launch in India as a treatment for vitiligo and psoriasis, Photocil was briefly launched in the United States markets from December 2022 until February 2023, however, was subsequently removed from the market due to insufficient sales resulting from the lack of a dedicated sales and marketing team. We are currently preparing for its relaunch in the United States, which is targeted for 2025, as we explore manufacturing and marketing options. The product formulation has not been changed since its removal from the US markets, and no changes to the formulation are planned for the proposed U.S. market relaunch.”

2.	We note your revised disclosure relating to the global phototherapy, vitiligo, and psoriasis treatment markets in response to prior comment 4, which we reissue in part. Please revise your disclosure to address the following comments:

●	We refer to your disclosure that Photocil has initially been launched in the United States and Indian markets to date. Please clarify the proportion that the U.S. and Indian markets comprise of the phototherapy, vilitigo, and psoriasis global markets. Please also disclose the range of products and services that are covered by these global market figures and clarify, if true, that you only provide products representing a small fraction of such market figures. Please make conforming changes to your Market Opportunity section; and

●	We refer to a certain report disclosed as the source for your estimated global vitiligo market size. Specifically, we note that the forecast period used to calculate the vitiligo treatment market size is from 2018 to 2032. To provide investors with additional context about recent growth in the industry, please revise to provide the market size and growth rate over a more recent time period.

Response: We acknowledge the comments and respectfully advise the Staff that the relevant disclosures have now been revised according to a recent review in “The Pipeline and Market for Psoriasis Drugs”, Nature Reviews Drug Discovery, 2024, vol. 23, Issue 7, pages 492-493. We have accordingly revised our disclosures in relation to the psoriasis treatment market and the vitiligo treatment market.

3.	Please revise to provide clear descriptions of the primary endpoints for your clinical trials and revise your characterizations of the trials to discuss the data, rather than drawing conclusions from the results. Please also revise to provide a brief explanation regarding how p-values are used to measure statistical significance, the p-value that you have to achieve to conclude a statistically significant result, and clearly state whether the data for Trial 3 was found to be statistically significant. Please also consider including your revised discussion of these clinical trials under an appropriate heading in the Business section.

Response: We acknowledge the comment and respectfully advise the Staff that we have revised our disclosures to discuss the data of the clinical trials. We have also included all clinical trials data under a sub-section of the Business section entitled: “Clinical Trials of our Products”.

4.	We note that JW-700 has been clinically shown to increase the enzymes needed for minoxidil, which appears to be a third-party FDA-approved over-the-counter medication used to treat hair loss. Please revise your disclosure throughout the registration statement to clarify, if true, that JW-700 does not independently treat hair loss and promote hair regrowth as a standalone product and must be used in conjunction with a third-party product.

Response: We acknowledge the comment and respectfully advise the Staff that we have revised the disclosures in the Registration Statement and included language stating: “The Hair Enzyme Booster (JW-700) is designed to enhance the efficacy of minoxidil by increasing necessary enzyme levels and must be used in combination with FDA-approved minoxidil products. JW-700 does not independently treat hair loss or promote hair regrowth.”. This additional disclosure aims to address the Staff’s concerns and clarify that JW-700 must be used together with FDA-approved minoxidil products.

5.	We note your revised disclosure in response to prior comment 8 that NoStingz was previously commercialized and is currently being re-formulated under Caring Brands as a sunscreen product designed to provide protection against both UV rays and jellyfish stings. Please expand your disclosure to discuss when and the jurisdictions in which NoStingz was previously commercialized. Please also disclose when the product was removed from the market, the reasons for its removal, and the key differences between the prior commercialized version and the reformulation of the product.

Response: We acknowledge the comment and respectfully advise the Staff that we have revised relevant disclosures to state that (changes underlined):

“NoStingz is currently being re-formulated under Caring Brands as a sunscreen product designed to provide protection against both UV rays and jellyfish stings. NoStingz was previously commercialized in the United States market from July 2022 and was removed from the market in September 2023 due to insufficient sales resulting from the lack of a dedicated sales and marketing team. The previously commercialized version contained FDA-compliant sunscreen active ingredients, and we are currently reformulating the product and conducting stability testing. The new formulation will be regulated as sunscreen product under the FDA’s sunscreen monograph. The new formulation, which is currently in development stages, is exploring a combination of rubidium iodide and menthol, which has demonstrated promising results in a small trial conducted in the Florida Keys. The reformulated product is designed to provide dual protection against both UV rays and jellyfish stings. We have not yet established a timeline for commercial launch. As the product contains ingredients with well-established safety profiles, it does not require FDA approval.

Unaudited Pro Forma Condensed Combined Financial Statements, page 31

6.	We note your response to comment 21. It is not clear where additional disclosures have been provided as your response indicates. We note your disclosures on page 34 regarding certain services that will be provided under the separation agreement and also disclosure regarding costs you expect to incur to replace certain services previously provided by Jupiter Wellness. Please tell us what consideration was given to reflecting the additional costs including those associated with the separation agreement in your pro forma financial information. Please also disclose the terms of the separation agreement, including the consideration that you will pay for these services. Please refer to Rule 11-02(a)(6)(ii) of Regulation S-X.

Response: We acknowledge the comment and respectfully advise the Staff that prior to the Separation, Safety Shot provided certain administrative services to us, and costs associated with these functions were not material as such, no adjustments were made to the proforma financial statements.

7.	We note your response to comment 22. It is not clear where additional disclosures have been provided as your response indicates. We note your disclosures regarding the Taisho License, including that it will be transferred to the company from Safety Shot pursuant to the Separation and Exchange Agreement. Please tell us what consideration you gave to reflecting this transaction in the pro forma financial information.

Response: We acknowledge the comment and respectfully advise the Staff that the Taisho License gives Taisho the exclusive rights to market our Hair Enzyme Booster (the “Booster”) in Japan for which the Company will receive a royalty on all sales of the Booster. The License was carried on the books of Safety Shot at zero value and the transfer of the License to the Company was recorded at zero value. If fair value was greater than zero, the License would not be written up due to related party nature of the transaction. The expected launch is sometime in 2025, but there are no assurances that the Booster will be launched or sold or that there will be any economic benefit or cost associated with the Taisho License. Accordingly, no consideration was given to this transaction in the proforma financial information.

Management’s Discussion and Analysis, page 34

8.	We note your response to comment 23. It is not clear where additional disclosures have been provided as your response indicates. As previously requested, please provide a more clear description of the status of your current operations and your plan of operations for the next twelve months. For example your disclosures elsewhere including on page 1 indicate that you currently offer several over-the-counter cosmetic, consumer products and your product pipeline includes a diverse range of products, such as hair loss treatments, eczema and psoriasis treatments, vitiligo solutions, jellyfish sting protective suncare line and women’s sexual wellness products. In addition, one of your more recent transactions in June 2024 was related to a license agreement with NOVODX Corporation for licenses to use, market, and sell Ebola Rapid Tests. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies, and the timelines and associated costs accompanying each proposed step in your business plan.

Response: We acknowledge the comment and respectfully advise the Staff that we have included an overall plan for various products of the Company. A new sub-section titled “Our Current Operations and Plan of Operations” has been included in the MD&A section on page 34 of the Registration Statement.

Critical Accounting Policies and Estimates, page 37

9.	The disclosures provided for each of your identified critical accounting policies appear to provide investors with a discussion as to how you are accounting for these items in accordance with US GAAP and are similar to your significant accounting policies disclosures rather than providing investors with an understanding as to what the critical estimates being made are and how the uncertainty associated with those estimates may impact your consolidated financial statements. Please revise the disclosures for each of your critical estimates made in preparing your consolidated financial statements to sufficiently explain to investors what each critical estimate is; the uncertainties associated with the critical estimates; the methods and assumptions used to make the critical estimates, including an explanation as to how you arrived at the assumptions used; the events or transactions that could materially impact the assumptions made; and how reasonably likely changes to those assumptions could impact your consolidated financial statements. Provide investors with quantified information to the extent meaningful and available. Please refer to Section 501.14 of the Financial Reporting Codification.

Response: We acknowledge the comment and respectfully advise the Staff that we have deleted accounting policies that are not deemed critical and added additional disclosure to the critical policies.

Business, page 40

10.	We note your revised disclosure in response to prior comment 25 and reissue the comment in part. Specifically, we note your disclosure that dimethicone is the USP monographed ingredient used in your Photocil product. Please further revise your disclosure to describe the use and effect of dimethicone in your Photocil product, how the technology used in Photocil differs from technology used in other OTC sunscreens, and whether dimethicone is used in other OTC sunscreen products.

Response: We acknowledge the comment and respectfully advise the Staff that we have included additional disclosures regarding the use and properties of various ingredients in Photocil, including dimethicone. The revised language included states: “Dimethicone is used to create a smooth feel and a water-resistant barrier on the skin. In addition to dimethicone, Photocil contains two UV filters that restrict the band width of UV rays on the skin to a narrow-range ~ 308 nm. This narrow-band UV has therapeutic properties. These proprietary technologies are not found in other sunscreens and Photocil does not contain conventional UV blockers found in the majority of sunscreens.”

11.	We note your revised disclosure in response to prior comment 29 and reissue the comment in part. Specifically, we note your disclosure that your licensee in India is currently exploring additional sub-licensing opportunities in various countries, although no formal agreements have been entered into at this time. Please revise to identify the licensee in India and confirm whether you have entered into a license agreement with such licensee, and if so, please provide a brief description of the material terms of the license agreement and file the agreement as an exhibit to the registration statement or explain to us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response: We acknowledge the comment and respectfully advise the Staff that a description of the license agreement dated September 1, 2022 entered into by Safety Shot with Cosmofix and San Pellegrino Cosmetics has been included on page 45 of the Registration Statement. Such license agreement was transferred to the Company pursuant to the Separation and Exchange Agreement. In addition, the license agreement has also been filed as Exhibit 10.7 to the Registration Statement.

Intellectual Property, page 42

12.	We refer to your revised disclosure in response to prior comment 32. We note that you have deleted the column for “Product/Technology” in your table. Please restore this disclosure accordingly.

Response: We acknowledge the comment and respectfully advise the Staff that such column was inadvertently deleted, and has been re-inserted in the table.

Research and Development, page 42

13.	We note your revised disclosure in response to prior comment 33 and reissue the comment in part. We note your disclosure on pages 2 and 3 that the research and commercial license agreements are valid only in jurisdictions where NOVODX has a valid claim. Please revise your disclosure to clarify these jurisdictions in which NOVODX has a valid claim.

Response: We acknowledge the comment and respectfully advise the Staff that we have included additional clarification in this regard and stated that “NOVODX is currently in the process of applying for patents, and once granted, the licenses will only be valid in jurisdictions where NOVODX obtains Valid Claims through these patent applications.”, where necessary.

Our Market Opportunity, page 43

14.	We refer to your revised disclosure in response to prior comment 34 that JW-700 was soft-launched on Amazon in Q4 2024 and that you anticipate sales pursuant to your Sales Agent Agreement with NOVODX Corporation to begin by the end of the year. Please disclose the date on which JW-700 was launched in the United States on Amazon and clarify the current status of your sale of your JW-700 product on NOVODX’s e-commerce platform.

Response: We acknowledge the comment and respectfully advise the Staff that we have included clarification regarding the Staff’s concern and revised the disclosures further stating that: “Hair Enzyme Booster (JW-700) was launched on Amazon on October 28, 2024, and became available on NOVODX’s e-commerce platform on December 11, 2024. As of the date of this prospectus, the Hair Enzyme Booster (JW-700) continues to be sold on both platforms.

Competition, page 44

15.	We note your revised disclosure in response to comment 37 and reissue the comment. Please revise your disclosure in this section to identify your competitors within the various markets in which you will compete and discuss how your products differs from those of your competitors and how you plan to compete with the existing well-known brands in the industries. In this regard, please explain in greater detail the “unique mechanism of action that offers clinical benefits not provided by traditional products.”

Response: We acknowledge the comment and respectfully advise the Staff that additional disclosures have been included on page 48 of the Registration Statement to address the comment.

Government Regulations, page 44

16.	We note your revised disclosure in response to prior comment 38, which we reissue in part. Please revise your disclosure to include a discussion of the regulatory requirements for your cosmetic products in the U.S. and other relevant jurisdictions.

Response: We acknowledge the comment and respectfully advise the Staff that additional disclosures discussing regulatory requirements for our cosmetic products in the U.S. have been included.

Executive and Director Compensation, page 50

17.	We note your response to prior comment 39. Please update your executive compensation table for the fiscal year ended December 31, 2024. Refer to Item 402 of Regulaton S-K and Question 117.05 of Regulation S-K Compliance and Disclosure Interpretations.

Response: We acknowledge the comment and respectfully advise the Staff that the compensation received by executive officers for the fiscal year ended December 31, 2024 has been included in the Registration Statement. Please note, no compensation was paid to the Company’s CFO, Markita Russell.

Certain Relationships and Related Party Transactions, page 51

18.	We note your revised disclosure throughout the registration statement describing NOVODX Corporation as a related party. Please revise your disclosure here and elsewhere in the registraiton statement to include the information required by Item 404 of Regulation S-K relating to your relationship with NOVODX.

Response: We acknowledge the comment and respectfully advise the Staff that Nancy Torres is a Director of the Company and the CEO of NOVODX Corporation, a Delaware corporation (“NOVODX”). In May 2024, NOVODX participated in the Company’s private placement by acquiring 500,000 shares of the Company’s common stock for $500,000 cash, representing an approximate 4% equity ownership in the Company. In June 2024, the Company invested $500,000 in NOVODX’s private placement to purchase 25,134 shares of NOVODX common stock representing less than 1% of NOVODX. Additionally, in July 2024, we entered into a license agreement with NOVODX under the terms of which NOVODX was issued 3,000,000 shares of the Company’s common stock.

Relationship with Safety Shot

Historical Relationship with Safety Shot, page 52

19.	We note your disclosure on page 52 that “following the Separation Agreement, there are no services being provided by Safety Shot to Caring Brands Florida” in response to prior comment 41. However, you continue to disclose elsewhere, such as on page 31 that “Safety Shot currently provides certain services to us, and costs associated with these functions have not been allocated to us,” and on page 34, you state that you “may agree with Safety Shot to extend the service periods for a limited amount of time” and that “certain services will be provided under the Separation Agreement.” Please revise your disclosure to clarify what, if any, services are or will be provided by Safety Shot to the Company under the Separation Agreement.

Response: We acknowledge the comment and respectfully advise the Staff that prior to the Separation, Safety Shot provided certain administrative services to us, and costs associated with these functions were not material as such, no adjustments were made to the proforma financial statements. Disclosure has been changed throughout to be consistent.

Security Ownership of Certain Beneficial Owners and Management, page 57

20.	We note your disclosure on pages 7 and 57 that you issued 3 million shares of common stock to the stockholders of Safety Shot, of which 2 million shares of common stock will be distributed to the shareholders of Safety Shot following the effectiveness of this registration statement. However, you disclose on page Alt-11 that Safety Shot beneficially owns 2 million shares of common stock prior to the effectiveness of the registration statement. We also note your disclosure on page Alt- 11 that NOVODX Corporation beneficially owns 1 million shares of common stock prior to the offering, but is not disclosed elsewhere in the registration statement. Please reconcile and revise your disclosures accordingly.

Response: We acknowledge the comment and respectfully advise the Staff that Safety Shot was issued 3 million shares of common stock by the Company of which 2 million will be distributed to Safety Shot shareholders. The 2 million shares in the table represent the distribution shares that are being registered pursuant to the resale prospectus. Further, in May 2024, NOVODX participated in the Company’s private placement by acquiring 500,000 shares of the Company’s common stock and 500,000 warrants for $500,000 cash. The shares and warrants are being registered in the offering and included in the Selling Shareholder table. Disclosure is included with the related party information.

Index to Consolidated Financial Statements, page F-1

21.	Based on disclosure on page 40, it appears CBI NV acquired all of the equity of CBI FL on September 24, 2024, and they were entities under common control prior to the transaction. CBI NV had no operations since inception and appears to have been created to effect a recapitalization. Please explain to us your basis for presenting the financial statements included in this document and how their inclusion meets the requirements of Regulation S-X. Explain why the financial statements of the registrant required by Article 8 would not reflect the combined accounts of the two entities as a single set of financial statements, with the historical periods reflecting the operations of CBI FL and the recapitalization reflected for all periods presented.

Response: We acknowledge the comment and respectfully advise the Staff that CBI FL and CBI NV were not under common control. CBI FL was a wholly-owned subsidiary of Safety Shot, Inc. prior to the Separation and Safety Shot, Inc. owned approximately 28% of CBI NV and was therefore not a control company of both the entities.

Note 1 - Organization and Business Operations, page F-16

22.	We note your response to comment 43. It is not clear where additional disclosures have been provided as your response indicates. Please explain and disclose the basis of presentation for the carve-out financial statements, specifically how you determined which operations should be included in the carve-out financial statements. We note your disclosures that you were an operating segment of Safety Shot; however, there are no disclosures in the Form 10-K for the year ended December 31, 2023, of Safety Shot indicating that there are different operating segments. We also note other disclosures indicating that the company has operated as a wholly owned subsidiary of Safety Shot.

Response: We acknowledge the comment and respectfully advise the Staff that Safety Shot and its consolidated subsidiaries reported all of their activities as one business segment. Caring Brands Florida (“CB FL”) was a wholly owned operating subsidiary of Safety Shot which sold certain products which might be considered as a separate segment: however, the operations of CB FL would not have been material enough to reflect as a segment in the Safety Shot Form 10-K. There was no carve-out of the financial activities of CB FL from Safety Shot as it was subsidiary and consolidated in the financial statements of Safety Shot. All references to segment reporting have been deleted from the Registration Statement.

23.	We note your response to comment 44. Please address the following pursuant to SAB Topic 1.B.1:

●	Please clearly disclose, if true, that the financial statements provided reflect all of the costs of doing business related to these operations, including expenses incurred by other entities on your behalf;

●	In a similar manner to your response, please disclose that you do not believe that there would be a material difference in expenses if you had been on a stand-alone basis; and

●	Please provide an analysis of the intercompany account with Safety Shot, Inc. as well as the average balance due to Safety Shot, Inc. during each period presented. The analysis of the intercompany account may take the form of a listing of transactions (e.g., the allocation of costs, intercompany purchases, and cash transfers between entities) during each period presented, reconciled to the intercompany account reflected in the combined financial statements.

Response: We acknowledge the comment and respectfully advise the Staff that the financial statements reflect all of the costs of doing business, except nominal expenses provided by Safety Shot. In this regard, we believe there would not be a material difference in expenses if the Company had been on a stand-alone basis. The intercompany account balance between the Company and Safety Shot totaled $275,876, $266,955 and $251,564 at September 24, 2024, December 31, 2023 and 2022, respectively.

Income Taxes, page F-18

24.	We note your response to comment 45. It is not clear where additional disclosures have been provided as your response indicates. Please clarify in your disclosures in the notes to the financial statements whether you are using the separate return approach. If the historical statements of operations do not reflect the tax provision on a separate return basis, please revise the pro forma financial information provided to include a pro forma adjustment to reflect a tax provision on a separate return basis. Refer to Question 3 of SAB Topic 1.B.

Response: We acknowledge the comment and respectfully advise the Staff that the following disclosure was added to the Income Tax footnotes on pages F-9 and F-18. The financial statements reflect losses of $128,086 and $250,682, respectively for the years ended December 31, 2023 and 2022. The Company’s deferred tax asset at December 31, 2023 and 2022 consists of net operating loss carry forwards calculated using federal and state effective tax rates equating to approximately $26,898 and $54,522 less a valuation allowance in the amount of approximately $26,898 and $54,522. The footnote on page F-9 also includes: For the nine months ended September 30, 2024, the net loss is $696,697, deferred tax assets is $227,726 and the valuation allowance is $227,726

Note 5 - Intellectual Property - License Agreement from a Related Party, page F-28

25.	We note your response to comment 47. In a similar manner to your response, please disclose the nature of the license agreement. Please also provide all of the disclosures required by ASC 350-30-50 as well as how you evaluate this intangible asset for impairment considering the guidance in ASC 350-30-35.

Response: We acknowledge the comment and respectfully advise the Staff that additional disclosure related to the nature of the agreement to include that the Ebola Rapid Test Technical (“ERDT”) is a revolutionary point-of-care and home diagnostic test developed by NOVODX which addresses the critical need for highly sensitive and reliable rapid diagnostic tests (RDTs) for the detection of Ebola virus, was included. Disclosure was added to include that we evaluate Intellectual Property for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable pursuant to the guidelines in the ASC 350-30-35 which includes a review of the Licensor as it relates to the underlying product(s) under the license agreements.

Note 6 - Investment in NovoDX - a Related Party, page F-29

26.	We note your response to comment 48. Please expand your disclosures to provide a comprehensive explanation of your accounting for your investment in NovoDX Corporation pursuant to ASC 321. Please specifically address the following in your disclosures:

●	The percentage that you own of this entity;

●	How you determine the appropriate carrying value of this entity;

●	How you review this investment for impairment as well as how you determined the appropriate impairment amount to record; and

●	How you determined it was appropriate to reverse the impairment loss as disclosed on page F-29 with specific reference to the guidance that you considered.

Please also refer to the disclosure requirements of ASC 321-10-50.

Response: We acknowledge the comment and respectfully advise the Staff that the following disclosure was added: The investment in NovoDX Corporation’s restricted common stock (25,134 shares purchased for $500,000), representing less than 1% of the outstanding shares of NOVODX and is recorded at cost. The carrying value is adjusted to fair market value for each reporting period. At June 30, 2024, the latest available independent valuation of NovoDX indicated a fair value of $11.79 per share (total value of $296,330). At June 30, 2024, the Company recognized a loss of $203,670 to the carrying value of the NovoDX investment (see Note 9-Subsequent Event).

The subsequent event note includes: Subsequent to June 30, 2024, a new independent valuation was completed for NovoDX and dated October 9, 2024, which indicates a fair value of $19.89 per share (total value of approximately $500,000). Based on this valuation, the Company has subsequently recognized a gain of $203,670.

Condensed Consolidated Statement of Changes in Shareholders Equity, page F-32

27.	We note your response to comment 16. The other issuance of 400,000 shares appears to be related to shares issued for services as presented on the statement of changes in shareholders’ equity. As previously requested, please provide appropriate disclosures for these transactions, which should include a description of the terms of these share issuances, when they were issued, how they were accounted for, as well as how you determined it was appropriate to value these issuances at $1 per share. In this regard, we note that the expense associated with these shares reflects approximately 76% of the net loss of $529,137 for the period ended September 30, 2024.

Response: We acknowledge the comment and respectfully advise the Staff that additional language was included stating: 400,000 issued at $1.00 per share (most recent common stock sale price) pursuant to a service agreement dated September 30, 2024, to provide consulting, administrative and accounting support to the Company.

Note 4 - Intellectual Property - License Agreement with a Related Party, page F-37

28.	We note your response to comment 50. Please further clarify why an additional 500,000 shares of common stock were issued pursuant to the amended License Agreement as well as how those shares were accounted for in your financial statements.

Response: The original agreement should have provided for 3,000,000 shares to be issued but the agreement that was signed still mistakenly referred to 2,500,000 shares. The amendment clarified that amount. The shares were recorded at fair value of $1.00 per share which is the latest per share price paid for sales of our common stock.

Item 15. Recent Sales of Unregistered Securities, page II-1

29.	We note your revised disclosure in response to comment 51. Please further revise your disclosure to identify the accredited investors that purchased the shares in connection with the Bridge Financing or, if true, disclose that the disclosed Selling Shareholders represent all of the purchasers involved in the Financing. Refer to Item 701(b) of Regulation S-K.

Response: We acknowledge the comment and respectfully advise the Staff that language clarifying to the fact that all purchasers of the Bridge Financing rounds are also included in the Selling Stockholders’ table on page Alt 13, has been included.

Exhibits

30.	Please file your exhibits in proper text-searchable format, including exhibits 3.1, 3.2, 3.3, 3.4, 10.3, 10.4, 10.7, 10.8, 10.9, and 10.11. Refer to Item 301 of Regulation S-T.

Response: We acknowledge the comment and respectfully advise the Staff that Exhibits to the extent available have been included in the Registration Statement in the proper text format.

General

31.	We note your response to prior comment 53 and reissue the comment in part. Specifically, we note your disclosure, on page 1, noting that “dimethicone is the USP monographed ingredient in Photocil.” Please revise your disclosure to define industry or scientific terms, such as “USP monographed,” “FDA monographed,” “dimethicone,” and “sulfotransferase enzme” at first use.

Response: We acknowledge the comment and respectfully advise the Staff that relevant changes have been made.

Should you have any questions regarding the foregoing, please do not hesitate to contact me or our counsel with any questions or comments regarding this correspondence on the revised and updated Registration Statement.

Very truly yours,

By:	/s/ Glynn Wilson
Name:	Glynn Wilson
Chief Executive Officer